Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

RECORD DATE FOR 2026 FIRST CLASS MEETING OF HOLDERS OF CLASS A ORDINARY SHARES, CLASS B ORDINARY SHARES AND EXTRAORDINARY GENERAL MEETING

The 2026 first class meeting of holders of class A ordinary shares (“Class A Meeting”), class meeting of holders of Class B ordinary shares (“Class B Meeting”) and extraordinary general meeting (the “EGM”) of Hesai Group (the “Company”) are proposed to be convened and held on Tuesday, March 3, 2026, Hong Kong time.

The board of directors of the Company (the “Board”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and/or Class B ordinary shares of the Company, each with a par value US$0.0001 per share, to vote and attend the forthcoming Class A Meeting, Class B Meeting and EGM will be as of the close of business on Monday, February 2, 2026, Hong Kong time (the “Shares Record Date”). Holders of the Company’s Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the forthcoming Class A Meeting, Class B Meeting and EGM and any adjourned meeting thereof.

In order to be eligible to vote and attend the Class A Meeting, Class B Meeting and EGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, before 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Company’s Class B ordinary shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., on Monday, February 2, 2026, Hong Kong time).

Holders of record of American Depositary Shares, each representing one Class B ordinary shares of the Company (the “ADSs”) as of the close of business on Monday, February 2, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class B ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class B ordinary shares on February 2, 2026, New York time will no longer be ADS holders with respect to such cancelled ADSs as of the ADS Record Date and will not be able to instruct the depositary as to how to vote the Class B ordinary shares represented by such cancelled ADSs as described above; such ADS holders will also not be holders of the Class B ordinary shares represented by such cancelled ADSs as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the Class B Meeting and EGM.

Details including the meeting date and location of the Class A Meeting, Class B Meeting and EGM will be set out in the circular and the notice of such meeting to be issued by the Company in due course.

By order of the Board Hesai Group Dr. Yifan Li Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, January 19, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only

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